

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Graeme Pitkethly
Chief Financial Officer
Unilever PLC
100 Victoria Embankment
London, EC4Y 0DY, United Kingdom

> **Re: Unilever PLC**
> **Form 20-F for the Year Ended December 31, 2021**
> **Response dated August 19, 2022**
> **File No. 001-04546**

Dear Graeme Pitkethly:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Industrial Applications and Services

cc: Maria Varsellona